ASML 2024 Fourth-Quarter and Full-Year results Veldhoven, the Netherlands January 29, 2025 ASML reports €28.3 billion total net sales and €7.6 billion net income in 2024 2025 total net sales expected to be between €30 billion and €35 billion Exhibit 99.2

Page 2January 29, 2025 Public • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3January 29, 2025 Investor key messages

Page 4January 29, 2025 Public Investor key messages • The semiconductor industry remains strong, driven by artificial intelligence adoption across an expanding applications space and is expected to surpass $1 trillion in revenue by 2030 • The industry will require major innovations to address AI power consumption and cost challenges • Our customers remain at the core of our strategy and we believe that lithography will remain at the heart of their innovation. We anticipate that an increased number of critical lithography exposures for advanced logic and memory processes will be required • Our flexible and versatile portfolio is well positioned to address all customer needs as we extend holistic lithography to support 3D front-end integration, improve DUV and EUV performance and cost effectiveness and scale EUV technology well into the next decade • Based on different market and lithography intensity scenarios, as presented during our Investor Day in November 2024, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion with a gross margin between approximately 56% and 60% • ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG • We expect to continue to return significant amounts of cash to our shareholders through growing dividends and share buybacks

Page 5January 29, 2025 Business summary

Page 6January 29, 2025 Public 1 Installed Base Management equals our net service and field option sales. 2 Income from operations as a percentage of total net sales. 3 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Q4 results summary Numbers have been rounded for readers' convenience. Q4 2024 Total net sales €9.3 billion Net system sales €7.1 billion Installed Base Management1 sales €2.1 billion Gross Margin 51.7% Operating margin2 36.2% Net income as a percentage of total net sales 29.1% Earnings per share (basic) €6.85 Net bookings3 €7.1 billion of which EUV bookings €3.0 billion

Page 7January 29, 2025 Public 2024 - Business summary ASML: • Total net sales of €28.3 billion at 51.3% gross margin • Net income at €7.6 billion resulted in an EPS of €19.25 • Returned €3.0 billion to shareholders through dividends and share buybacks EUV lithography: • EUV system sales reduced 9% to €8.3 billion, recognized revenue on 44 EUV systems (NXE & EXE) • Shipped and recognized revenue from multiple EXE:5000 systems and NXE:3800 systems DUV lithography: • DUV system sales increased 4% to €12.8 billion, recognized revenue on 374 systems of which 34% immersion systems • Shipped and recognized revenue from the first NXT:2150i immersion system as well as the first NXT:870B KrF system Applications: • Metrology & Inspection systems sales increased 20% to €646 million due to higher YieldStar and MBI systems sales • First revenue generation from eScan1100 multibeam inspection (MBI) systems at multiple customers Installed Base: • Installed Base Management1 sales increased 16% to €6.5 billion due to higher service and upgrade business 1 Installed Base Management equals our net service and field option sales.

Page 8January 29, 2025 Public First NXT:2150i immersion system shipped Provides productivity and overlay improvement

Page 9January 29, 2025 Public First NXT:870B KrF system shipped The NXT:870B will build on and extend the NXT platform to ≥400 WpH

Page 10January 29, 2025 Public Memory 36% Logic 64% Net system sales breakdown (Quarterly) End-Use Memory 39% Logic 61% Sales in lithography units 14 39 6 52 21 EUV ArFi ArFdry KrF I-line Sales in lithography units 11 38 7 42 18 EUV ArFi ArFdry KrF I-line Q4’24 Net system sales €7,116 million Q3’24 Net system sales €5,926 million EUV 35% ArFi 48% ArF Dry 3% KrF 10% I-line 2% Metrology & Inspection 2% USA 21% South Korea 15% Taiwan 15% China 47% Japan 2% Technology EUV 42% ArFi 41% ArF Dry 2% KrF 9% I-line 2% Metrology & Inspection 4% Region (ship to location) USA 28% South Korea 25% Taiwan 10% China 27% Japan 10%

Page 11January 29, 2025 Public Memory 27% Logic 73% End-Use Memory 39% Logic 61% Sales in lithography units 44 129 28 152 65 EUV ArFi ArFdry KrF I-line Sales in lithography units 53 125 32 184 55 EUV ArFi ArFdry KrF I-line 2024 Net system sales €21,769 million 2023 Net system sales €21,939 million EUV 42% ArFi 41% ArF Dry 4% KrF 10% I-line 1% Metrology & Inspection 2% Net system sales breakdown (Yearly) USA 10% South Korea 24% Taiwan 30% China 29% Japan 2% Rest of Asia 1% EMEA 4% Region (ship to location) USA 17% South Korea 21%Taiwan 11% China 41% Japan 4% Rest of Asia 1% EMEA 5% Technology EUV 38% ArFi 44% ArF Dry 4% KrF 9% I-line 2% Metrology & Inspection 3%

Page 12January 29, 2025 Public Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales. Total net sales by End-use To ta l N et S al es (€ , i n m ill io ns ) 13,979 18,611 21,173 27,559 28,263 2,924 4,064 5,453 5,954 8,574 7,393 9,589 9,977 15,985 13,195 3,662 4,958 5,743 5,620 6,494 2020 2021 2022 2023 2024 0 5,000 10,000 15,000 20,000 25,000 30,000

Page 13January 29, 2025 Public Net systems bookings1 activity by End-use (Quarterly) Q4’24 net system bookings €7,088 million Q3’24 net system bookings €2,633 million Memory 55% Logic 45% 1 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Memory 39% Logic 61%

Page 14January 29, 2025 Public • ASML intends to declare a total dividend for the year 2024 of €6.40 per ordinary share. An interim dividend of €1.52 per ordinary share will be made payable on February 19, 2025 • Recognizing this (third) interim dividend and the two interim dividends of €1.52 per ordinary share paid in 2024, this leads to a final dividend proposal to the General Meeting of €1.84 per ordinary share • In Q4 2024 no shares were purchased € bi llio n Capital return (cumulative) up to 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0 5 10 15 20 25 30 35 40 A nn ua liz ed d iv id en d (€ ) Dividend 1.52 1.05 1.20 1.40 2.10 2.40 2.75 5.50 5.80 6.10 1.52 1.52 1.84 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0 1 2 3 4 5 6 7 Cash return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend (paid) Interim dividend (to be paid) Proposal final dividend

Page 15January 29, 2025 Outlook

Page 16January 29, 2025 Public Outlook 1 Installed Base Management equals our net service and field option sales. Q1 2025 Total net sales between €7.5 billion and €8.0 billion of which Installed Base Management1 sales around €2.1 billion Gross margin between 52% and 53% R&D costs around €1,140 million SG&A costs around €290 million FY 2025 Total net sales between €30 billion and €35 billion Gross margin between 51% and 53% Annualized effective tax rate around 17%

Page 17January 29, 2025 Financial Statements

Page 18January 29, 2025 Public Consolidated statements of operations € million Quarter on Quarter Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Total net sales 7,237 5,290 6,243 7,467 9,263 Gross profit 3,717 2,697 3,212 3,793 4,790 Gross margin % 51.4 51.0 51.5 50.8 51.7 R&D costs (1,041) (1,032) (1,101) (1,055) (1,116) SG&A costs (284) (273) (277) (297) (318) Income from operations 2,392 1,392 1,834 2,441 3,356 Operating income as a % of total net sales 33.1 26.3 29.4 32.7 36.2 Net income 2,048 1,224 1,578 2,077 2,693 Net income as a % of total net sales 28.3 23.1 25.3 27.8 29.1 Earnings per share (basic) € 5.21 3.11 4.01 5.28 6.85 Earnings per share (diluted) € 5.20 3.11 4.01 5.28 6.84 Lithography systems sold (units) 1 124 70 100 116 132 Net bookings 2 9,186 3,611 5,567 2,633 7,088 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 19January 29, 2025 Public 2020 2021 2022 2023 2024 Total net sales 13,979 18,611 21,173 27,559 28,263 Gross profit 6,798 9,809 10,700 14,136 14,492 Gross margin % 48.6 52.7 50.5 51.3 51.3 Other income 1 — 214 — — — R&D costs (2,201) (2,547) (3,254) (3,981) (4,304) SG&A costs (545) (726) (946) (1,113) (1,166) Income from operations 4,051 6,750 6,501 9,042 9,022 Operating income as a % of total net sales 29.0 36.3 30.7 32.8 31.9 Net income 3,554 5,883 5,624 7,839 7,572 Net income as a % of total net sales 25.4 31.6 26.6 28.4 26.8 Earnings per share (basic) € 8.49 14.36 14.14 19.91 19.25 Earnings per share (diluted) € 8.48 14.34 14.13 19.89 19.24 Lithography systems sold (units) 2 258 309 345 449 418 Net bookings 3 11,292 26,240 30,674 20,040 18,899 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated statements of operations € million Year on Year 1 Other income includes the gain on the sale of Berliner Glas subsidiaries. 2 Lithography systems do not include metrology and inspection systems. 3 The sum of quarterly net bookings over the full year.

Page 20January 29, 2025 Public Consolidated statements of cash flows € million Quarter on Quarter Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Cash and cash equivalents, beginning of period 4,976 7,005 5,101 4,814 4,979 Net cash provided by (used in) operating activities 3,197 (252) 924 950 9,545 Net cash provided by (used in) investing activities (617) (724) (437) (215) (1,233) Net cash provided by (used in) financing activities (545) (927) (773) (565) (567) Effect of changes in exchange rates on cash (6) (1) (1) (4) 12 Net increase (decrease) in cash and cash equivalents 2,029 (1,904) (287) 166 7,757 Cash and cash equivalents, end of period 7,005 5,101 4,814 4,979 12,736 Short-term investments 5 305 205 5 5 Cash and cash equivalents and short-term investments 7,010 5,406 5,019 4,985 12,741 Purchases of property, plant and equipment and intangible assets (602) (424) (538) (416) (706) Free cash flow 1 2,595 (676) 386 534 8,839 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 21January 29, 2025 Public 2020 2021 2022 2023 2024 Cash and cash equivalents, beginning of period 3,532 6,049 6,952 7,268 7,005 Net cash provided by (used in) operating activities 4,628 10,847 8,487 5,443 11,166 Net cash provided by (used in) investing activities (1,352) (72) (1,029) (2,689) (2,609) Net cash provided by (used in) financing activities (753) (9,892) (7,138) (3,003) (2,832) Effect of changes in exchange rates on cash (5) 20 (4) (14) 6 Net increase (decrease) in cash and cash equivalents 2,517 903 316 (263) 5,731 Cash and cash equivalents, end of period 6,049 6,952 7,268 7,005 12,736 Short-term investments 1,302 638 108 5 5 Cash and cash equivalents and short-term investments 7,351 7,590 7,376 7,010 12,741 Purchases of property, plant and equipment and intangible assets (1,001) (940) (1,319) (2,196) (2,083) Free cash flow 1 3,627 9,906 7,168 3,247 9,083 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. Consolidated statements of cash flows € million Year on Year These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 22January 29, 2025 Public Consolidated balance sheets € million Quarter End Assets Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Cash & cash equivalents and short-term investments 7,010 5,406 5,019 4,985 12,741 Accounts receivable and finance receivables, net 5,774 5,041 5,517 6,171 4,877 Contract assets 240 303 435 554 321 Inventories, net 8,851 9,865 10,972 11,414 10,892 Loans receivable 929 930 929 929 1,457 Other assets 2,230 2,539 2,592 2,519 2,731 Tax assets 2,873 2,524 2,557 2,263 2,224 Equity method investments 920 951 1,002 1,083 903 Goodwill 4,589 4,589 4,589 4,589 4,589 Other intangible assets 742 711 687 653 621 Property, plant and equipment 5,493 5,841 6,084 6,212 6,847 Right-of-use assets 307 343 358 394 387 Total assets 39,958 39,043 40,741 41,766 48,590 Liabilities and shareholders' equity Current liabilities 16,275 15,049 16,132 16,026 20,051 Non-current liabilities 10,231 10,200 9,898 9,589 10,062 Shareholders' equity 13,452 13,794 14,711 16,151 18,477 Total liabilities and shareholders' equity 39,958 39,043 40,741 41,766 48,590 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 23January 29, 2025 Public Assets 2020 2021 2022 2023 2024 Cash & cash equivalents and short-term investments 7,352 7,590 7,376 7,010 12,741 Accounts receivable and finance receivables, net 3,421 4,597 6,680 5,774 4,877 Contract assets 119 165 132 240 321 Inventories, net 4,569 5,179 7,200 8,851 10,892 Loans receivable — 124 364 929 1,457 Other assets 1,753 1,886 2,383 2,230 2,731 Tax assets 739 1,141 1,706 2,873 2,224 Equity method investments 821 893 924 920 903 Goodwill 4,629 4,556 4,556 4,589 4,589 Other intangible assets 1,049 952 842 742 621 Property, plant and equipment 2,470 2,983 3,944 5,493 6,847 Right-of-use assets 345 165 193 307 387 Total assets 27,267 30,231 36,300 39,958 48,590 Liabilities and shareholders' equity Current liabilities 6,604 12,298 17,983 16,275 20,051 Non-current liabilities 6,798 7,792 9,506 10,231 10,062 Shareholders' equity 13,865 10,141 8,811 13,452 18,477 Total liabilities and shareholders' equity 27,267 30,231 36,300 39,958 48,590 Consolidated balance sheets € million Year End These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 24January 29, 2025 Public This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, backlog, outlook of market segments, outlook and expected financial results including expected results for Q1 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin and estimated annualized effective tax rate, statements made at our 2024 Investor Day, including revenue and gross margin opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares that may be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non- historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements